Exhibit 12.1

BJ SERVICES COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended September 30,
	2008	2007	2006	2005	2004
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	$868,146	$1,112,848	$1,172,083	$653,347	$520,737
Fixed charges	66,064	66,686	43,097	41,107	47,922
Amortization of capitalized interest	2,878	1,877	1,741	1,582	1,524
Deduct:
Interest capitalized	7,042	8,002	2,035	1,215	787
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	11,903	11,315	3,970	3,725	2,286

Earnings, as defined	$918,143	$1,162,094	$1,210,916	$691,096	$567,110

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	$35,154	$40,733	$16,593	$12,166	$17,176
Amortized premiums, discounts and capitalized interest related to indebtedness	2,991	1,959	1,763	3,671	6,389
Estimate of interest within rental expense	27,919	23,994	24,741	25,270	24,357

Fixed charges, as defined	$66,064	$66,686	$43,097	$41,107	$47,922

Ratio of Earnings to Fixed Charges	13.90	17.43	28.10	16.81	11.83